

Krensavage Asset Management LLC

RTI Surgical
"A Higher Standard" of Shareholder Disappointment

May 2016

Important Disclosures

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of Krensavage Asset Management LLC and its affiliates (collectively, "Krensavage Asset Management" or "Krensavage") and are based on publicly available information with respect to RTI Surgical, Inc. (the "company" or "RTI Surgical" or "RTI"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the company with the Securities and Exchange Commission ("SEC"), and other sources.

This material does not constitute an offer to sell or a solicitation of an offer to buy any security described herein in any jurisdiction to any person, nor does it constitute a financial promotion, investment advice or an inducement or incitement to participate in any product, offering or investment. This material should not be used as the basis for any investment decision, nor should it be relied upon for legal, accounting or tax advice or investment recommendations. No representation or warranty is made that Krensavage Asset Management's investment processes or investment objectives will or are likely to be achieved or successful or that Krensavage Asset Management's investments will make any profit or will not sustain losses. Past performance is not indicative of future results. Krensavage Asset Management has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

Krensavage Asset Management shall not be responsible or have any liability for any misinformation contained in any SEC filing, any third party report or this presentation. All amounts, market value information and estimates included in this material have been obtained from outside sources that Krensavage Asset Management believes to be reliable or represents the best judgment of Krensavage Asset Management as of the date of this material. No representation, warranty or undertaking, express or implied, is given as to the accuracy or completeness of the information or views contained herein. Projections, market outlooks, assumptions or estimates in this material are forward-looking statements, are based upon certain assumptions, and are subject to a variety of risks and changes, including risks and changes affecting industries generally and portfolio companies specifically.

Krensavage Asset Management reserves the right to change or modify any of its opinions expressed herein at any time as it deems appropriate. Krensavage Asset Management disclaims any obligation to update the information contained herein.

Table of Contents

I.   Executive Summary

II.   Krensavage Asset Management LLC

III.   Our View of RTI Surgical, Inc.
        * Missed Opportunity
        * History of Poor Stock Performance
        * Bad Management Yields Poor Results
        * Board Structure Raises Concerns
        * Bungled Acquisitions

IV.   Krensavage Plan for Success

Krensavage Asset
Management LLC

Executive Summary

Summary

We believe RTI's board has failed to act in the best interests of shareholders. We fear further value destruction unless shareholders act.

RTI's major areas of concern are:

- Failure to launch, market and expand the commercial potential for a set of otherwise valuable products
- Declining stock price despite sector growth
- Misallocation of capital that has destroyed a rich balance sheet
- Massive corporate mismanagement resulting in:
    - minimal insider stock ownership,
    - a compensation structure misaligned with shareholders' interests,
    - board composition that appears to favor loyalty over accountability, and
    - perpetuation of chief executive's tenure despite repeated failures.

We ask shareholders to help rebuild RTI by voting for our four independent and highly-qualified director nominees.

Krensavage Asset Management LLC

Introduction to Krensavage Asset Management LLC

Krensavage Asset Management LLC	• Equity hedge fund managing $274* million in pharmaceutical, medical device and biotechnology investments • Founded by Michael P. Krensavage in 2008 • Long-biased, concentrated positions
Investment Philosophy	• Long-term horizon • Focused on companies with a foundation of value • Invests in companies where upside potential may exist through realization of binary events such as improved operating results, successful drug trial results and M&A activity
RTI Involvement	• Owned RTI Surgical stock since September 2010 • Engaged management for years through written correspondence and meetings • Historically a passive shareholder but RTI leadership and performance so problematic that we had no choice but to take our concerns to shareholders • Currently own 6%* of RTI's outstanding shares, representing 5.3%* of the market value of Krensavage's investment portfolio

*As of April 22. 2016 via Wells Fargo Prime Services. Based on 3,447,090 shares owned by the firm and 57,767,231 shares outstanding.

We Are Dissatisfied With Board Initiatives

In a letter to former chairman Dean Bergy on November 9, 2015, we wrote:

- *"RTI's latest [earnings] warning provides another signal its board has failed to install management that understands its business"*

Since this initial correspondence and our assumption of an activist stake, RTI Surgical's board has thwarted our attempts to install independent directors who we believe would protect the best interests of shareholders and hold management accountable for the company's prolonged underperformance and destruction of shareholder value:

- *"We were naïve to hope that a board that we believe has harmed shareholders for years would reverse course and allow shareholders to recommend independent directors who would buy stock with their own money and act in the interest of owners instead of management"* (Krensavage April 6 press release)

- Krensavage takes offense of the board's negligent retention of Chief Executive Brian K. Hutchison through 14 years of lackluster financial results, bungled acquisitions and eroding shareholder value

Our View of RTI Surgical, Inc.

Missed Opportunity

Krensavage Asset
Management LLC

A Valuable Business Plagued by Poor Management

RTI boasts growing product lines in most business segments:
- Yet, RTI remains cash flow negative as spending outpaces revenue growth
- Stock price remains depressed
- Board members lack sufficient financial commitment to the company



RTI Requires Sweeping Reform

With a reconstituted board including our four nominees, RTI Surgical could escape its malaise and focus on its core business of tissue-sterilization and implant products.

The addition of our highly-qualified, independent nominees will, in our view, drive RTI Surgical' s management to:

- Improve operating results by examining sales and distribution, exploring the sale of orphan assets and considering a sale of the company

- Design a compensation structure that aligns management performance with shareholder results

- Require management to take personal stakes in the company's stock, further linking management and shareholder goals for company performance

- Help Water Street provide effective management oversight and accountability

Our Highly-Qualified, Independent Slate

We propose four highly-qualified independent directors. We are not trying to elect ourselves to the board nor are we trying to elect our friends. We carefully selected our nominees because we believe they have the requisite experience and skill sets to improve performance and accountability at RTI Surgical.

We believe RTI Surgical's chronic underperformance warrants directors whose interests are closely aligned with those of all shareholders:

- **Jeffrey D. Goldberg**
  - Senior leadership, acquisition, legal, board and management positions, in both medical device and healthcare systems organizations
- **Darren P. Lehrich**
  - Experienced healthcare sector analyst with extensive knowledge of corporate strategy and healthcare finance
- **Mark D. Stolper**
  - Extensive leadership, financial and accounting experience as both management and board member of health care services and medical device companies
- **Frank R. Williams Jr.**
  - Extensive leadership experience in the healthcare, mergers and acquisitions

See appendix for detailed biographies

History of Poor Stock Performance

RTI Shares Have Underperformed



Historical Prices Ended 3/31/2016*

RTI has dropped about 70% since its initial public offering at $14 a share as of April 22, 2016. Meanwhile, the Russell 2000 total return index returned more than 180%*.

*Source: www.nasdaq.com.
*Source: Bloomberg

RTI's Peers Have Left It Behind



Value of Initial $100 Investment Over 3 Years Ended 2/29/2016*
RTIX
WMGI
NUVA
IART
EXAC
$350
$300
$250
$200
$150
$100
$50
$0
3/1/2013
6/1/2013
9/1/2013
12/1/2013
3/1/2014
6/1/2014
9/1/2014
12/1/2014
3/1/2015
6/1/2015
9/1/2015
12/1/2015

RTI shares continues to underperform peers despite a portfolio of products augmented by two large acquisitions.

*Source: www.nasdaq.com

Bad Management Yields Poor Results

Unsustainable Cash Flows

2000-2015 Cumulative Financials	
Net loss to common shareholders	-$235.6 million
Net cash from operating activities	$71.8 million
Purchases of property, plant, and equipment	$139.8 million
Free cash flow	-$68 million



RTI's cash burn alarms us. Management possibly lacks concern because it holds little equity. Shareholders do care. Our interests directly align with shareholders'.

Cumulative Free Cash Flow

RTI has only achieved positive free cash flow in four of its sixteen years as a public company.

RTI Free Cash Flow, $ Millions																	
Year	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	Cumulative
Net Cash Provided by Operating Activities	-9.2	-4.4	6.5	-1.9	-2.9	-1.7	-6.7	7.8	-0.6	-4.4	29.4	27.8	20.8	-4.5	6.9	9.0	71.8
Purchases of Property, Plant & Equipment	10.3	23.2	15.7	1.4	2.8	4.0	1.3	2.2	5.5	4.4	3.2	6.3	11.1	15.0	15.6	17.7	139.8
Free cash flow	-19.6	-27.6	-9.2	-3.3	-5.7	-5.7	-8.1	5.6	-6.1	-8.8	26.1	21.4	9.7	-19.5	-8.7	-8.7	-68.0
Positive Free Cash Flow?	✖	✖	✖	✖	✖	✖	✖	✔	✖	✖	✔	✔	✔	✖	✖	✖	4.0

Bloated Expenses Hurt Cash Flow



Management is apparently better at spending money than making it.

Krensavage Asset Management LLC

Costs Continue to Rise



RTI's Growing Expenses

Krensavage Asset
Management LLC

Cash Is Dwindling



Cash & Cash Equivalents at Year End

In the three years ended December 31, RTI burned $37.1 million, depleting its cash position to $12.6 million from $49.7 million.

Management Fails to Achieve Performance Targets

2015 Performance Targets, $ millions			
Performance Category	Target	Achieved	Result
Base Revenue	270.9	262.4	❌
Focused Product Revenue	29.1	19.9	❌
Non-GAAP Operating Income Percentage	10.0%	9.6%	❌
Operating Cash Flow	27.1	9.0	❌

Krensavage Asset Management LLC

Management Fails to Achieve Performance Targets

2014 Compensation Targets, $ millions

Performance Category	Target	Achieved	Result
Revenue	264.9	262.8	✖
Non-GAAP Operating Income	18.0	16.3	✖
Operating Cash Flow	26.0	6.9	✖

2013 Compensation Targets, $ millions

Performance Category	Target	Achieved	Result
Revenue	185.0	198.0	✔
Pretax Income	15.4	-28.9	✖
Operating Cash Flow	17.2	-4.5	✖

Krensavage Asset Management LLC

Board Structure Raises Concerns

Board Composition

We believe the board is self-serving and shareholder unfriendly

Krensavage's involvement has appeared to prompt change. Since our activism began, three legacy directors have announced their resignations, including the former chairman.

A tenure of more than nine years potentially compromises a director's independence, according to ISS.

Board Composition		
Director	Approximate Tenure	Age
Phillip R. Chapman (not running)	18	54
Peter F. Gearen	18	67
Adrian J. R. Smith (not running)	8	71
Shirley A. Weis	1	62
Brian K. Hutchison	15	56
Dean H. Bergy (not running)	5	56
Curtis M. Selquist	2	71
Christopher R. Sweeney	Less than 1	41
Thomas A McEachin	Less than 1	63



Average S&P 500 Board Tenure[*]

- 1%
- 15%
- 18%
- 66%
- < 5 years
- 6-10 years
- 11-15 years
- > 15 years

*Source: https://www.nyse.com/publicdocs/nyse/listing/Spencer_Stuart_Board_Index_2014.pdf

Krensavage Asset Management LLC

Board Composition

We believe the board is self-serving and shareholder unfriendly

We question the entrenchment of the company's longest-serving director, Dr. Peter F. Gearen, a retired orthopedic surgeon who joined RTI's board in 1998.

Since the company went public at $14 a share in August, 2000, its shares have declined roughly 70%, as of April 22, 2016.

Dr. Gearen has failed to purchase any shares of RTI on the open market based on our review of his filings dating to April, 2004.

The February appointment of Dr. Gearen as vice chairman despite his long tenure and failure to hold management accountable exemplifies the board's apparent inability to align itself with shareholders.

Board Composition

We believe the board is self-serving and shareholder unfriendly

Restrictive governance provisions limit the ability of shareholders to seek change:

- Special meetings require a vote of at least 50.01% of outstanding shares
- Shareholders cannot act by written consent
- Amendments to certain provisions of the certificate of incorporation and by-laws require a 66⅔% vote
- The board can issue blank-check preferred stock

This is not the first time RTI has dismissed shareholder recommendations. In January 2011 it fought a group that sought to fix governance deficiencies.

In its 2015 report, ISS assigned the company a Governance QuickScore of "10" in the "Shareholder Rights" category indicating the highest level of concern.

Board Composition – A Flawed Selection Process

The board appears to nominate its buddies

We believe RTI's search for three new board members--led by nominating and governance committee members Dean H. Bergy, Peter F. Gearen, and Curtis M. Selquist--lacked independence.

- Dean H. Bergy, former chairman and outgoing board member, overlapped with Hutchison at Stryker Corp. in the 1990s.

- Peter F. Gearen has served on the board since 1998 alongside Mr. Hutchison, who joined the board in 2001. Messrs. Bergy and Gearen have failed to hold Mr. Hutchison accountable for the company's prolonged underperformance.

- While we respect Curtis M. Selquist's decades at Johnson & Johnson, we question his decision to nominate his former colleague, Nicholas J. Valeriani.

- We further take issue with the nomination of Paul G. Thomas, the CEO of Roka Bioscience, where Valeriani serves as director.

Krensavage Asset Management LLC

Board Composition

While Water Street's 18.6% ownership interest in RTI aligns it with other shareholders', we believe it needs the help of Krensavage's independent nominees who have the requisite skill sets to help Water Street improve performance and instill the accountability that we believe is severely lacking at RTI. In 2018, RTI can force the conversion of Water Street's convertible preferred shares into common shares at $4.39 each.

Water Street has earned a good reputation, but lacks perfection:

- Water Street disbanded Access MediQuip after trying to nurture the medical device company for nine years.
- Another Water Street company, Physiotherapy Associates, went bankrupt in 2013 after Water Street sold the outpatient physical therapy provider in a leveraged buyout in 2012. It faces litigation from the sale.



RTI Stock During Water Street Tenure

We question the value Water Street has contributed to RTI. Its shares as of April 20, 2016 have declined since Water Street partnered nearly 3 years ago to help buy Pioneer Medical.

Underperformance-based Compensation

RTI's median 2015 director compensation exceeded $111,000.

In 2015, two of the three highest paid directors after former board chair Dean Bergy, were members of the compensation committee.



Historical Annual Compensation

Executives — Directors

Rising compensation, particularly for executives, has correlated strongly with *underperformance*. We ask shareholders to compel RTI to implement a sensible and transparent compensation plan.

Underperformance-based Compensation

We believe loose performance metrics incentivize mediocrity

RTI management has profited while destroying value at the expense of RTI shareholders

- In the last 10 years, executives and directors have earned more than $40 million
- In 2014, chief executive Hutchison's total compensation amounted to $1.3 million, including $550,000 salary, while the company reported a $417,000 loss for common shareholders.

The compensation committee proclaims, "…significant portion of executive pay is not guaranteed," yet management reaped bonuses and raises despite missed targets.



The company missed each of four 2015 goals set by its compensation committee after missing all three of 2014's goals. The most-stunning shortfall is the company's failure to hit its $27 million targeted cash flow. It instead generated cash flow of $9 million in 2015, its third-consecutive year of subpar cash flow.

Underperformance-based Compensation

We believe loose performance metrics incentivize mediocrity



Management's Commitment Issues

Thirteen executive and directors own only 5.2%* of RTI stock.

Since December 2013, RTI executives and directors failed to buy any shares on the open market*.



2015

% ownership of executives & directors

Krensavage Asset Management LLC

*Taken from 2016 company proxy. Bar chart numbers taken from 2015 proxy statement.
*Insider purchases of $0 sourced from Bloomberg.

CONFIDENTIAL | Page 33

Bungled Acquisitions

Value Evaporates After Tutogen Purchase

In November, 2007, when RTI's market value was $315 million*, it agreed to purchase Tutogen Medical Inc. for $266 million of stock*.

RTI paid roughly 5 times revenue and 74 times operating income*.

A year later, the combined company had a market cap of $126 million*.

In February, 2009, RTI recorded an impairment charge of $103 million.

It wrote off an additional $134.7 million in the third quarter of 2010.



Share Reaction to Tutogen[1]

In 2008, management earned discretionary bonuses after the board ignored Tutogen impairment charges.

*Source: Bloomberg,
1. Source: www.nasdaq.com

Krensavage Asset Management LLC

History Repeats With Pioneer

RTI partnered with Water Street in July, 2013, to buy Pioneer Surgical for $130 million.

Pro forma revenue, RTI claimed during a conference call to discuss the purchase, amounted to $263 million in the year ended March, 2013.

RTI management indicated it hoped to grow Pioneer's revenue 10% to 12% a year.



Pioneer-related Guidance Revisions

August 6, 2013 - Raised guidance for the third quarter to between $59 million and $61 million and lifted full-year revenue target to between $211 million and $215 million.	October 15, 2013 - Company cuts third quarter revenue guidance to $54.7million.	October 29, 2013 - Company cuts 2013 revenue guidance to $196-197 million.

We believe the rapid succession of revisions following the Pioneer purchase exemplifies management's inability to grasp its business.

History Repeats With Pioneer

Results fell short of Hutchison's forecast.

Revenue during the first four quarters as a combined company amounted to $252.4 million, well below the pro forma $263 million.

Surgeons who owned stock in privately-held Pioneer, disappointed with its sales price, reduced orders of its products.



After zero bonus payout in 2013, in 2014 management achieved its bonus criteria after acquiring Pioneer.

*Source: www.nasdaq.com

Krensavage Plan for Success

A Starting Point for RTI's Success

We suggest the following:

1. Remove long-tenured incumbent directors and new RTI nominees with questionable ties and replace with Krensavage's independent nominees:



Brian K. Hutchison
Escapes accountability for the company's lackluster financial results, bungled acquisitions and erosion of shareholder value under his 14-year tenure.



Peter F. Gearen
Joined RTI's board in 1998. Since its IPO, shares have declined roughly 70%. Has not purchased shares on the open market for approximately 10 years*.



Nicholas J. Valeriani
Overlapped with new board chair, Curtis M. Selquist, at Johnson & Johnson. Also serves on board of Roka Bioscience with Paul G. Thomas.



Paul G. Thomas
CEO and board member of Roka Bioscience, whose board members include Nicholas J. Valeriani.

*Source: Bloomberg.

A Starting Point for RTI's Success

The experience of our nominees suggests thoughtful analysis, independence, and results beneficial to shareholders. We believe each would:

- Provide extensive knowledge of medical devices and instill accountability
- Buy stock on the open market
- Approach RTI with objectivity and eagerness to enact positive reforms

	Hutchison Camp	Public Company Experience	Financial Experience	Selquist Camp	Ownership Mentality
Jeffrey D. Goldberg	✖	✔	✔	✖	✔
Darren P. Lehrich	✖	✔	✔	✖	✔
Mark D. Stolper	✖	✔	✔	✖	✔
Frank R. Williams Jr.	✖	✔	✔	✖	✔

Krensavage Asset Management LLC

A Starting Point for RTI's Success

2. Adopt strict compensation metrics to align management with shareholders
   - The 2016 compensation plan allows the board to increase bonuses even if management misses performance criteria
   - Adhere to compensation structure to prevent paying for poor performance

3. Cultivate an ownership mindset at the board level
   - Require board members to make a commitment to the success of the company by purchasing stock in the open market rather than only accumulating through awards and grants



*Insider ownership data from preliminary proxy statement filed 4/1/16.

RTI Owns Valuable Inventory

4. **Cut spending**

- Reevaluate expenditures in order to restore positive cash flow
- Consider divestment of orphan assets
- Focus on improved sales in most-profitable franchises

5. **Consider sale of company**

- RTI on December 31 held inventory worth $4.38 a share*

$352.8 million Enterprise Value[1]



- **Inventory value** (72%)
- **Remaining enterprise value** (28%)

*Estimated value of 12/31/15 inventory at RTI's selling price assuming 2015 cost of goods of 47%. Per share calculation done using share count of 57,767,231 from company proxy.
1. RTI enterprise value sourced from Bloomberg for 12/31/15.

Krensavage Asset Management LLC

Value in a Sale

Based on our analysis, RTI is worth $12.18 a share at the average gross profit of multiple 5.8 or $9.95 at the median multiple of 4.8.

Peer Transactions*						Average
Date announced	8/17/2010	5/3/2012	12/8/2014	4/7/2008	5/16/2011	-
Seller	Osteotech Inc	Kensey Nash Corp	ArthoCare Corp	Lifecell Corp	Orthovita Inc	-
Acquirer	Medtronic PLC	Koninklijke DSM NV	Smith & Nephew PLC	Kinetic Concepts Inc	Stryker Corp	-
Transaction Value	$120.3 million	$348.5 million	$1,111.2 million	$1,682.5 million	$307.4 million	$714 million
Business	Biologics for bone regeneration	Tissue repair products	Sports medicine devices and instruments	Tissues for surgical soft tissue repairs	Orthobiologics and biosurgery products	-
Multiple of gross profit	2.6	6.1	4.1	11.3	4.8	5.8

*Source: Bloomberg

Krensavage Asset Management LLC

Vote GREEN

Protect your investment and position RTI for growth by voting on the GREEN proxy card today.

Krensavage proposes highly qualified independent nominees who will act on behalf of all shareholders.

Vote GREEN today to empower the shareholder.

Appendix

Our Nominees



Jeffrey D. Goldberg



Darren P. Lehrich



Mark D. Stolper



Frank R. Williams Jr.

*Source: Bloomberg.

Jeffrey D. Goldberg

Jeffrey D. Goldberg, age 50, has served as Chair of the Board of Directors of MModal IP LLC, a provider of service-based and technology-based transcription, coding, and clinical documentation-improvement services to health care systems, since August 2014, and as Co-Chair of Surgical Specialties Corporation (formerly Angiotech Pharmaceuticals Inc.), which supplies blades and wound-closure devices to support the surgical suite as well as OEM products to most of the world's largest medical device companies, since May 2011. Mr. Goldberg previously served as Chair of the Board of Directors of Physiotherapy Associates Holdings, Inc., a national physical therapy services company, from January 2014 until it was acquired by a subsidiary of Select Medical Holdings Corporation (NYSE:SEM) for approximately $400 million in March 2016. Previously, he served as Executive Vice Chair and Interim Chief Executive Officer of Quallion LLC, a lithium ion cell and battery manufacturer, from January 2012 until it was acquired by EnerSys (NYSE:ENS) in November 2013. Mr. Goldberg served as Vice President of Advanced Systems at EnerSys, a manufacturer of batteries for motive power, reserve power, aerospace, and defense applications, from November 2013 to December 2015. From February 2010 to November 2013, Mr. Goldberg served as President of IncuMed LLC, the technology incubator for Al Mann's development level companies, including companies pursuing drug-device combinations to treat tinnitus and diabetes as well as advanced technologies supporting defense and intelligence agencies ("IncuMed"). He also served as General Counsel to IncuMed from October 2008 to February 2010. Prior to IncuMed, Mr. Goldberg held various executive management positions in the health care industry, including as Senior Vice President and General Counsel at Advanced Bionics Corporation, a developer of cutting-edge cochlear implant technology, from 2004 to 2008, Chief Financial Officer at Los Angeles Orthopaedic Hospital (in alliance with UCLA Healthcare), from 1994 to 1999, and Senior Management Consultant at the Doheny Eye Institute (affiliated with UCLA Healthcare), from 1993 to 1994. He also served during 1994 as a quality control executive in China for Holmes Products Corp., a subsidiary of Jarden Corporation (NYSE:JAH) that produces mechanical fans, air heaters, and humidifiers, and as a lawyer for each of Occidental Petroleum Corporation (NYSE:OXY), from 2001 to 2004, O'Melveny & Myers, LLP, from 1999 to 2001, and McDermott, Will & Emery, LLP, from 1991 to 1993, with a focus in M&A, securities, health care regulatory, and tax-exemption. Mr. Goldberg earned his J.D. from UCLA School of Law and his A.B. with a concentration in Philosophy from Harvard College.

Darren P. Lehrich

Darren P. Lehrich, age 44, has served as Senior Vice President, Strategy & Investor Relations of American Renal Associates, Inc. ("ARA"), a national provider of dialysis services, since July 2015. Prior to ARA, Mr. Lehrich served as Managing Director in the Health Care Providers Equity Research Team at Deutsche Bank AG (NYSE:DB), a global banking and financial services company, from May 2005 to July 2015. Prior to Deutsche Bank, Mr. Lehrich served as Managing Director and Senior Analyst covering the Health Care Services sector at Piper Jaffray & Co, a subsidiary of the investment banking and asset management firm Piper Jaffray Companies (NYSE:PJC), from 2004 to 2005. He also served as a Senior Health Care Analyst at SunTrust Robinson Humphrey, Inc., an investment banking firm, from 2001 to 2004, and at ING Barings Furman Selz LLC, a securities firm, from 1997 to 2001. Mr. Lehrich began his career at Memorial Sloan-Kettering Cancer Center, where he served in practice management roles in the Ambulatory Care Division, from 1993 to 1995. Mr. Lehrich earned his MBA in Finance from the Krannert School of Management at Purdue University and a B.S. in Healthcare Policy and Administration from the Pennsylvania State University. Mr. Lehrich was Nashville Health Care Council Fellow (2015), and a recipient of the Penn State Alumni Achievement Award (2007).

Mark D. Stolper

Mark D. Stolper, age 44, has served as Executive Vice President and Chief Financial Officer of RadNet, Inc. (NYSE:RDNT), a national provider of freestanding, fixed-site outpatient diagnostic imaging services in the U.S. based on number of locations and annual imaging revenue ("RadNet"), since 2004, and previously served as an independent member of RadNet's Board of Directors. Mr. Stolper currently serves as a member of the Boards of Directors of On Track Innovations, Ltd. (NASDAQ:OTIV), a developer and marketer of contactless microprocessor-based smart card solutions, since December 2012, and Surgical Solutions, LLC, a provider of minimally invasive surgical support and equipment, since January 2015. Mr. Stolper previously served as a director of Physiotherapy Associates Holdings, Inc., a national physical therapy services company, from December 2013 until it was acquired by a subsidiary of Select Medical Holdings Corporation (NYSE:SEM) for approximately $400 million in March 2016. He also previously served as Chairman of CompuMed, Inc. (OTCMKTS:CMPD), a medical informatics and software company, from May 2007 to October 2014. In addition, Mr. Stolper served as a director of each of Alco Stores, Inc. (formerly NASDAQ:ALCS), a rural broad line retailer, from August 2014 to June 2015, Tix Corporation (OTCMKTS:TIX), a live entertainment ticketing company, from July 2011 to December 2013, and Metropolitan Health Networks, Inc. (formerly NYSE:MDF), a healthcare services provider, from April 2010 until it was acquired by Humana, Inc. (NYSE:HUM) for approximately $850 million in December 2012. Prior to that, Mr. Stolper was a partner at Broadstream Capital Partners and West Coast Capital, Los Angeles-based investment and merchant banking firms focused on advising middle market companies engaged in financing and merger and acquisition transactions, from 1999 to 2004. He also previously served as Vice President of Eastman Kodak Co.'s (NYSE:KODK) Entertainment Imaging subsidiary from 1998 to 1999 and as Vice President at Archon Capital Partners, which made private equity investments in media and entertainment companies, from 1995 to 1998. Mr. Stolper began his career in 1993 as a member of the corporate finance group at Dillon, Read and Co., Inc., executing mergers and acquisitions, public and private financings and private equity investments with Saratoga Partners LLP, an affiliated principal investment group of Dillon Read. Mr. Stolper earned his B.A. in Economics from the School of Arts & Sciences at the University of Pennsylvania, his B.S. in Economics with a concentration in Finance from the Wharton School at the University of Pennsylvania and a post-graduate award in Accounting from UCLA.

Frank R. Williams Jr.

Frank R. Williams Jr., age 46, has served as Senior Vice President and Senior Managing Director of Acquisitions for Medical Properties Trust, Inc. (NYSE:MPW), a real estate investment trust focusing exclusively on providing capital to acute care facilities, since September 2011. From June 2008 to September 2011, Mr. Williams served as Managing Director at Barclays Capital, the investment banking division of Barclays PLC (NYSE:BCS), where he managed the firm's relationships with acute care hospitals and alternate site healthcare providers. He joined Barclays Capital from The Bear Stearns Companies, Inc., an investment bank, securities trading and brokerage firm that was acquired by JPMorgan Chase & Co. (NYSE:JPM), where he served as a Senior Managing Director in the global healthcare group, from 1999 to 2008. Before joining the healthcare group, Mr. Williams spent several years both as a leveraged finance banker and in the M&A group focused on healthcare transactions. Mr. Williams is the Chairman of the Board of Trustees of the Colorado Outdoor Education Center, which he joined in February 2006. Mr. Williams earned his M.B.A. from Columbia Business School at Columbia University and his Bachelor's degree in History and Political Science from Southern Methodist University.